UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amerant Bancorp Inc.

(Name of Issuer)

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

023576101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 023576101

1	Names of Reporting Persons Gustavo J. Vollmer A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Venezuela and Panama Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 749,116
	6	Shared Voting Power 1,302,832*
	7	Sole Dispositive Power 749,116
	8	Shared Dispositive Power 1,302,832*
9	Aggregate Amount Beneficially Owned By Each Reporting Person 2,051,948**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented by Amount in Row (9) 7.1%***
12	Type of Reporting Person (See Instructions) IN

*

These shares include 1,795.66 Class A Shares held by Mr. Vollmer’s wife as well as 324,314.33 Class A Shares held by Mr. Vollmer’s mother for herself and her grandchildren, as to which Mr. Vollmer has a power of attorney.

**	See Item 4.

***	Calculated based upon the number of shares outstanding as of December 31, 2019: 28,927,576 Class A Shares.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on February 14, 2019 by Gustavo J. Vollmer A. As a result of some family planning, it came to Mr. Vollmer’s attention recently that he has a general power of attorney from his mother that does not specifically contemplate Class A shares, but is broad enough to cover Mr. Vollmer’s mother’s 324,314.33 Class A shares.

CUSIP: 023576101

Item 1.

(a)    Name of Issuer Amerant Bancorp Inc.

(b)    Address of Issuer’s Principal Executive Offices 220 Alhambra Circle Coral Gables, Florida 33134

Item 2.

(a)    Name of Person Filing: Gustavo J. Vollmer A.

(b)    Address or Principal Business Office or, if None, Residence: 220 Alhambra Circle, Coral Gables, Florida 33134

(c)    Citizenship: Venezuela and Panama Citizen

(d)    Title of Class of Securities: Class A Common Stock, par value $0.10 per share (“Class A Shares”)

(e)    CUSIP Number: 023576101

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP: 023576101

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned. 2,051,948 shares. These shares include 1,795.66 Class A Shares held by Mr. Vollmer’s wife as well as 324,314.33 Class A Shares held by Mr. Vollmer’s mother for herself and her grandchildren, as to which Mr. Vollmer has a power of attorney. Mr. Vollmer disclaims beneficial ownership of 1,302,832 Class A Shares as to which he has no economic interest therein.

(b)	Percent of class. 7.1%. Calculated based upon the number of shares outstanding as of December 31, 2019: 28,927,576 Class A Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	749,116
(ii)	Shared power to vote or to direct the vote	1,302,832
(iii)	Sole power to dispose or to direct the disposition of	749,116
(iv)	Shared power to dispose or to direct the disposition of	1,302,832

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP: 023576101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2020

/s/ Gustavo J. Vollmer A.

Gustavo J. Vollmer A.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).